SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Himax Technologies, Inc.
(Name of Issuer)
Ordinary Shares, par value US$0.3 per share
(Title of Class of Securities)
43289P106
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]        Rule 13d – 1(b)

[_]        Rule 13d – 1(c)

[X]       Rule 13d – 1(d)

SCHEDULE 13G

CUSIP No. 43289P106	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS
Whei-Lan Teng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)[_]
(b)[_]
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong Special Administrative Region
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
22,847,370 (See item 4)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
22,847,370 (See item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,847,370 (See item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.54% (See item 4)
12		TYPE OF REPORTING PERSON
IN

CUSIP No. 43289P106	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS
Pleione Technology Investment Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)[_]
(b)[_]
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
5,434,918 (See item 4)
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
5,434,918 (See item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,434,918 (See item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.56% (See item 4)
12		TYPE OF REPORTING PERSON
CO

CUSIP No. 43289P106	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS
Renmar Finance Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)[_]
(b)[_]
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
5,434,918
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
5,434,918
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,434,918
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.56% (See item 4)
12		TYPE OF REPORTING PERSON
CO

CUSIP No. 43289P106	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS
Corenmar Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)[_]
(b)[_]
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
17,412,452
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
17,412,452
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,412,452
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.98% (See item 4)
12		TYPE OF REPORTING PERSON
CO

 Item 1(a). Name of Issuer.

Himax Technologies, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices.

The address of the principal executive offices of Himax Technologies, Inc. is No. 26, Zih Lian Road, Sinshih District, Tainan City 74148, Taiwan, the Republic of China.

Item 2(a). Name of Person Filing.

Whei-Lan Teng

Pleione Technology Investment Pte. Ltd.

Renmar Finance Limited

Corenmar Investment Limited

Item 2(b). Address of Principal Business Office or, if None, Residence.

The address of the principal business office of Whei-Lan Teng is House 39, Cedar Drive, 18 Pak Pat Shan Road, Tai Tam, Hong Kong.

The address of the principal business office of Pleione Technology Investment Pte. Ltd. is 600 North Bridge Road, #12-10, Parkview Square, Singapore 188778.

The address of the principal business office of Renmar Finance Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The address of the principal business office of Corenmar Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Item 2(c). Citizenship.

Whei-Lan Teng is a citizen of Hong Kong Special Administrative Region.

Pleione Technology Investment Pte. Ltd. is incorporated under the laws of Singapore.

Renmar Finance Limited is incorporated under the laws of the British Virgin Islands.

Corenmar Investment Limited is incorporated under the laws of the British Virgin Islands.

Item 2(d). Title of Class of Securities.

Ordinary shares, par value US$0.3 per share (the “Shares”).

Item 2(e). CUSIP Number.

43289P106

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [_]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [_]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [_]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) [_]	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) [_]	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________

Item 4. Ownership.

(a), (b) and (c)

Whei-Lan Teng beneficially owns 5,434,918 Shares through Renmar Finance Limited, a wholly owned subsidiary of Pleione Technology Investment Pte. Ltd. Both of the entities are investment companies controlled by Whei-Lan Teng. In addition, Whei-Lan Teng, may be attributed beneficial ownership of 17,412,452 Shares held in trust by Corenmar Investment Limited for the benefit of her children. Whei-Lan Teng therefore may be deemed to have shared power to vote or dispose of 22,847,370 Shares. Accordingly, Whei-Lan Teng may be deemed to beneficially own an aggregate of 22,847,370 Shares, representing approximately 6.54% of the outstanding Shares.

Pleione Technology Investment Pte. Ltd. may be deemed to beneficially own 5,434,918 Shares as its wholly owned subsidiary, Renmar Finance Limited, is the record holder of 5,434,918 Shares. 5,434,918 Shares represents approximately 1.56% of the outstanding Shares as of December 31, 2023.

Renmar Finance Limited directly owns and has shared power to vote and dispose of 5,434,918 Shares, representing approximately 1.56% of the outstanding Shares as of December 31, 2023.

Corenmar Investment Limited directly owns and has shared power to vote and dispose of 17,412,452 Shares, representing approximately 4.98% of the outstanding Shares as of December 31, 2023.

All of the percentages above are calculated based on the total number of Shares outstanding of 349,448,102 as of December 31, 2023.

Item 5. Ownership of Five Percent or Less of the Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2024

By:	/s/ Whei-Lan Teng
	Name:	Whei-Lan Teng

PLEIONE TECHNOLOGY INVESTMENT PTE. LTD.

By:	/s/ Whei-Lan Teng
	Name:	Whei-Lan Teng
	Title:	Director

RENMAR FINANCE LIMITED

By:	/s/ Whei-Lan Teng
	Name:	Whei-Lan Teng
	Title:	Director

CORENMAR INVESTMENT LIMITED

By:	/s/ Whei-Lan Teng
	Name:	Whei-Lan Teng
	Title:	Director

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that a statement on Schedule 13G with respect to the ordinary share of Himax Technologies, Inc. is filed on behalf of it and all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. In evidence there of, each of the undersigned hereby executed this agreement on February 7, 2024.

By:	/s/ Whei-Lan Teng
	Name:	Whei-Lan Teng

PLEIONE TECHNOLOGY INVESTMENT PTE. LTD.

By:	/s/ Whei-Lan Teng
	Name:	Whei-Lan Teng
	Title:	Director

RENMAR FINANCE LIMITED

By:	/s/ Whei-Lan Teng
	Name:	Whei-Lan Teng
	Title:	Director

CORENMAR INVESTMENT LIMITED

By:	/s/ Whei-Lan Teng
	Name:	Whei-Lan Teng
	Title:	Director